SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

November 7, 2003

VIVENDI UNIVERSAL

42, avenue de Friedland
75008 Paris
France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents:  Press Release, Consent Solicitation Statement.

This report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-81578) as amended, filed by Vivendi Universal under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by Vivendi Universal under the Securities Act of 1933 or the Securities Exchange Act of 1934.

EXHIBIT LIST

Exhibit	Description
99.1

Consent Solicitation Statement, dated the date hereof, relating to the solicitation of consents (the “Consent Solicitation”) to amendments to certain provisions of the indentures governing Vivendi Universal’s $935,000,000 9.25% Notes due 2010 and €325,000,000 9.50% Notes due 2010 and Vivendi Universal’s $975,000,000 6.25% Notes due 2008 and €500,000,000 6.25% Notes due 2008.

99.2	Press Release, dated the date hereof, relating to the Consent Solicitation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIVENDI UNIVERSAL

By:   /s/George E. Bushnell III

Name:

George E. Bushnell III

Title:

Vice President

Date:  November 7, 2003

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